There are a total of 6 Pages Contained in this manually signed Original and any Exhibits or Attachments thereto. The Exhibit index page is contained on page — of this document.



0-19415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUL 30 2002
WASH. D.C.
155
SECTION

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated July 25, 2002.

Item 1

Contact:
David Leichner
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 ext. 299
davidl@magicsoftware.com

Magic Software Introduces Magic eDeveloper In China

Launch Event Attracts Several Hundred Developers And Journalists

Irvine, Calif. (July 25, 2002) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of application development technology and business solutions announced today the introduction of Magic eDeveloper (www.magicsoftware.com/edeveloper) into the Chinese market. Several hundred developers, partners and journalists attended the launch event that was held last week in Beijing.

The Magic China Launch event was organized by Magic China, Magic Software Enterprises' Chinese distributor and a subsidiary of the Beijing Capital Group, the China Center for Information Industry Development (CCID), a government authorized organization under the Ministry of Information Industry and Tafnit Communications, Magic Software Enterprises' consultant in China. The event attracted a great deal of attention and was covered by journalists from China Computer World, Computer Partner World, Software Engineer, China Digital Life, CCTV, BJTV and Sina, amongst others.

The release of Magic eDeveloper in Chinese demonstrates Magic Software's recognition of China's importance as a growing market for technology and the company's commitment to supporting application development in local languages. China now joins the 50 plus countries in which Magic eDeveloper is already available.

"Magic Software is pleased that our flagship technology, Magic eDeveloper, is now making inroads into China," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. "We look forward to watching our Chinese partners and developers provide their customers with rapid return on IT investments using Magic eDeveloper."

In fact, Chinese clients are already endorsing Magic eDeveloper. Magic China, whose main office is in Beijing, has signed up several new partners and system integrators including the Sinosoft Group, a large Beijing software company.

"We see great potential for Magic eDeveloper in the Chinese market," said Wu Min, chief executive officer of Magic China. "We expect that Magic eDeveloper will provide the productivity, speed of development and rapid customization and integration needed to answer the country's growing demand for enterprise software and services."

Magic eDeveloper provides a revolutionary framework for rapidly developing, deploying and customizing complex interactive web and client/server solutions. Applications developed with Magic eDeveloper allow companies to utilize their existing business processes and legacy investments to meet specific enterprise needs.

Magic eDeveloper provides the portability and scalability crucial for today's dynamic business environment, as well as the advantage of a uniform application paradigm regardless of architecture (Web, Client/Server, Mobile, LAN/WAN), Operating System (Windows, Linux, UNIX, iSeries), DBMS (DB2/UDB, Oracle, Informix, MS SQL Server, Pervasive, etc.), or Platform (.NET, J2EE).

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems group (Nasdaq: FORTY), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 13710 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: July 29, 2002